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                                                     Filed by USA Networks, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                                Under the Securities Act of 1933
                                                  Subject Company: Expedia, Inc.
                                                  Commission File No.: 000-27429


USA TRAVEL CONFERENCE CALL

                                  July 16, 2001

OPERATOR:
Good morning, ladies and gentlemen. Welcome to the USA Networks conference call. Our conference leader today is Mr. Barry Diller, Chairman & CEO of USA Networks. Mr. Diller, you may begin.

BARRY:
Thank you operator. Good morning everyone. Also participating on the call today is:
o        Victor Kaufman, our Vice Chairman
o        Jon Miller, President & CEO of USA Information & Services
o        and Roger Clark, VP of Investor Relations

[Brief introductory remarks, then hand over to VK]

VICTOR:

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In every way - strategically and financially - these represent an extraordinary set of transactions for us...

As a company laser focused on the convergence of entertainment, information, and direct selling, we believe interactive travel is about the perfect growth engine for us, as consumer transactions in connection with certain of their entertainment activities continue to migrate online. According to PhocusWright, travel is the single largest retailing category online in the United States, representing $14 billion in 2000, representing only 6% of the entire U.S. consumer travel market based on Goldman Sachs published data...And these figures are expected to continue growing considerably. By 2003 for example, online travel is projected be a $40 billion market, representing 16% of the total travel market...So given this market trajectory, and our already strong presence in online transactionalism, now is the right time for us to extend that leadership.

Pro forma and pending these deals, we become the number one company in online travel:

o We estimate we'll handle approximately $4 billion in gross bookings this year - which represents about 17% of all consumer-related travel commerce conducted online.

o We estimate that our travel group will have very significant EBITDA this year and will continue to grow at a very rapid pace.

In addition to solidifying our leadership in the online travel space, these deals also further our position in all of interactive commerce. We estimate, based on market data published by the Boston Consulting Group and Shop.Org - and pro forma for these pending transactions - that USA handled 9% of all retail transactions conducted over the Internet and via the television in the United States last year. In terms of B2C commerce, this is more than any other company. Maybe you've heard us say that our goal is to increase our market share to 10% to 20% of interactive commerce...and we will already be at the low end of that range.

Furthermore, because Expedia is EBITDA-positive, we strengthen our #2 rank in terms of profitability in online commerce, with our internet commerce companies expected to


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generate big EBITDA this year -- closing in on the most profitable player: eBay.
So not only are we among the very few companies achieving profits on the Internet, but we're successful in five distinct areas: ticketing, hotel rooms, personals, merchandise, and now general travel. This compares to the handful of other profitable online companies which are engaged primarily in only one line of business.

From a strategic perspective, we expect our new cable network, USA Travel Channel, will interlink and unleash the collective power of our company's assets - from Entertainment to Electronic Retailing to Information & Services -in programming and selling travel products via the television. All our major divisions will participate: The USA Travel Group will serve as the channel's content and transactional backbone, HSN will produce the programming, USA Cable will contribute its production and storytelling skills, Precision Response will service the customer transactions, Ticketmaster and Citysearch will participate in the area of local information and reserved access, and ECS will manage the extraordinary direct marketing opportunities, which draws on a combined database of 33 million customers company-wide. And world wide, this is our second travel channel...through HSN, we have a stake in TM3 in Germany which has seen some early success.

What's most exciting is that Expedia and NLG - like many of our other transaction businesses - are really just in their infancy in terms of growth and leveraging their massive scale in this age of interactivity. This is why we expect the addition of these businesses can significantly increase our growth rate and serve as a catalyst for multiple expansion over time.

Before we begin, our lawyers insist that we remind you that we will make forward-looking statements during this conference, and that actual results may differ materially from what we currently anticipate. We refer you to the information regarding these risks contained in the public reports filed by USA Networks and Expedia with the SEC. We and Expedia plan to file a proxy statement/prospectus relating to USA's acquisition of a controlling interest in Expedia. We urge you to read these documents and the other relevant documents to be filed by Expedia and USA in the future. These will all be available from the SEC and the companies, free of charge.

We estimate the Expedia deal will be accretive this year on a Cash EPS basis, and "neutral to accretive" on an EBITDA basis by the end of next year. Keeping in mind Expedia reported its first operating profits in the March quarter, and according to its pre-announcement this morning, its June quarter Cash EPS will significantly exceed analyst expectations - in fact, by 300%. So just phenomenal results.

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But this deal is not without complexity!!

WHAT WE'RE PAYING TO EXPEDIA SHAREHOLDERS WHO TENDER
/ / $35 per share in hard consideration which is $1.3 billion minus $150 million in cash (as of 3/31)

/ / plus some added dilution on a fully diluted treasury method basis created by upside in warrants and a special feature contained in the preferred.

SPECIFICS:

1)    $35 is comprised of 2 instruments:

      a)    $17.50 in USAi common stock with a $23-$31 collar. DILUTION FROM
            COMMON: 2.1% - 3.5%

      b)    $17.50 in a USAi preferred stock instrument that has two features:

            i)    1st is pure convertible preferred into USAi common

            ii) 2nd is an extra feature that is equivalent to an embedded warrant -- the conversion price for which decreases as USA's stock price increases. This is the equivalent of a warrant that has a cashless exercise. Which means that upon exercise, the spread between the market price and the exercise price is paid in stock at the market value at the time of conversion. So, the shares issued upon conversion on the preferred , from both the normal preferred and the additional feature will result in the following additional shares being issued based on certain USA stock prices. For example:


                  USAi PRICE           SHARES DILUTION
                  ----------           ---------------
                  $40                  20.2 mm  2.4%
                  $60                  22.1 mm  2.6%
                  $80                  23.0 mm  2.7%
                  $100                 23.5 mm  2.7%

2) and we're issuing warrants to purchase USAi shares, exercisable at $35.10. These warrants will result in dILUTION ON A TREASURY METHOD, FULLY DILUTED BASIS OF:

      (DEPENDING ON USA'S STOCK PRICE):



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              USAi PRICE   SHARES   DILUTION
              ----------   ------   --------
              $40          1.9 mm   0.2%
              $60          6.5 mm   0.8%
              $80          8.8 mm   1.0%
              $100         10.2 mm  1.2%

EXPEDIA SHAREHOLDERS WHO DON'T TAKE USA SECURITIES WILL GET:

      / /   their retained share of Expedia, and

      / / warrants to purchase Expedia shares, starting at $52. As Expedia's stock increases, USA's percentage ownership in Expedia will decrease by minor amounts.

WE'RE ALSO CONTRIBUTING TO EXPEDIA SOME ADDITIONAL ASSETS, INCLUDING:

      / /   $75 million in media time over 5 years

      / /   Option to buy 1/3rd of Travel Channel

SO OVERALL:

On an outstanding basis, USA will own of Expedia:
33.7 mm (67%) - 37.5 mm (75%)

And on a fully diluted / treasury method basis, USA will own:
33.7 mm (53%) - 37.5 mm (59%)

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      / /   To recap, we start with a $35 per share cost. Here's the total number of USA shares we'll be issuing on A FULLY DILUTED, TREASURY-METHOD BASIS:

            USAi PRICE     SHARES DILUTION
            ----------     ------ --------
              $40          44.5 mm             5.3%
              $60          46.4 mm             5.4%
              $80          47.3 mm             5.5%
              $100         47.8 mm             5.5%

      / / Including the warrants, here's the full number of shares USA will issue ON A FULLY DILUTED, TREASURY-METHOD BASIS:

              USAi PRICE   SHARES   DILUTION
              ----------   ------   --------
              $40          46.4 mm           5.5%
              $60          52.9 mm           6.2%
              $80          56.1 mm           6.5%
              $100         58.0 mm           6.7%

We believe that at every one of these levels, Expedia's earning power will exceed the dilution. So on every conceivable basis, we estimate it to be accretive.

So with that overview, we'd like to answer any questions you may have.
Operator?

LEGEND

USA and Expedia will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange


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Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY
STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019,
Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.